UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13D/A
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934



                                NTL Incorporated
                          --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                            629407107 (Common Stock)
                  -------------------------------------------
                                 (CUSIP Number)

      France Telecom S.A.                 Compagnie Generale des Communications
    Jean-Louis Vinciguerra                            (COGECOM) S.A.
Senior Executive Vice President                       Pierre Hilaire
       6 place d'Alleray                    Chairman of the Board of Directors
     75505 Paris Cedex 15                           6 place d'Alleray
            France                                 75505 Paris Cedex 15
      (33-1) 44-44-01-59                                  France
                                                    (33-1) 44-44-18-62

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                               September 12, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629407107
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         France Telecom S.A.
         IRS Identification Number: N/A
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2.       Check the Appropriate Box if a Member of a Group

                                                     (a)   [   ]
                                                     (b)   [   ]
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3.       SEC Use Only
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4.       Source of Funds (See Instructions)

         OO
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)      [ ]
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6.       Citizenship or Place of Organization

         France
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7.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Voting Power

         0
--------------------------------------------------------------------------------
8.       Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Voting Power

         89,316,195 shares of Common Stock
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9.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Dispositive Power

         0
--------------------------------------------------------------------------------
10.      Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Dispositive
         Power

         89,316,195 shares of Common Stock
--------------------------------------------------------------------------------

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         89,316,195 shares of Common Stock
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         28.34% of the Common Stock (based on the aggregate number of all outstanding shares as reported in the Form 10-Q filed by the Issuer on August 14, 2001 and assuming conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the 5% Cumulative Participating Convertible Preferred Stock, Series J, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the 5% Cumulative Participating Convertible Preferred Stock, Series B-5 and the 5 3/4% Convertible Notes into Common Stock);

         18.33% of the Common Stock if the above convertible securities are not converted.
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14.      Type of Reporting Person (See Instructions)

         CO
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                                       4

CUSIP No. 629407107
--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Compagnie Generale des Communications (COGECOM) S.A.
         IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                     (a)   [   ]
                                                     (b)   [   ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         France
--------------------------------------------------------------------------------
7.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Voting Power

         0
--------------------------------------------------------------------------------
8.       Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Voting Power

         89,316,195 shares of Common Stock
--------------------------------------------------------------------------------
9.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Dispositive Power

         0
--------------------------------------------------------------------------------
10.      Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Dispositive
         Power

         89,316,195 shares of Common Stock
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         89,316,195 shares of Common Stock
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         28.34% of the Common Stock (based on the aggregate number of all outstanding shares as reported in the Form 10-Q filed by the Issuer on August 14, 2001 and assuming conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the 5% Cumulative Participating Convertible Preferred Stock, Series J, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the 5% Cumulative Participating Convertible Preferred Stock, Series B-5 and the 5 3/4% Convertible Notes into Common Stock);

         18.33% of the Common Stock if the above convertible securities are not converted.
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
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                                       6

                  This Amendment No. 7 (the "Amendment") amends and supplements the Schedule 13D filed on August 25, 1999, as previously amended and supplemented by Amendment No. 1, filed on October 26, 1999, Amendment No. 2, filed on January 31, 2000, Amendment No. 3, filed on February 22, 2000, Amendment No. 4, filed on April 7, 2000, Amendment No. 5, filed on July 11, 2000 and Amendment No. 6, filed on June 11, 2001 (as amended and supplemented, the "Schedule 13D") of France Telecom, a societe anonyme organized under the laws of France ("FT") and Compagnie Generale des Communications (COGECOM), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT ("COGECOM"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.           Security and Issuer

                  Item 1 is hereby amended and supplemented by adding at the end thereof the following paragraphs:

                  On July 2, 2001, the Issuer issued to COGECOM 9,635.58 shares of 5% Cumulative Participating Convertible Preferred Stock, Series J (the "Series J Preferred Stock") as a dividend with respect to the Series A Preferred Stock and all dividend shares previously issued in respect of the Series A Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series J Preferred Stock is convertible into 11.383039 shares of Common Stock, at any time at the option of the holder thereof.

                  On July 2, 2001, the Issuer issued to COGECOM 24,706.83 shares of 5% Cumulative Participating Convertible Preferred Stock, Series B-5 (the "Series B-5 Preferred Stock") as a dividend with respect to the Series B Preferred Stock and all dividend shares previously issued in respect of the Series B Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series B-5 Preferred Stock is convertible into 11.842729 shares of Common Stock, at any time at the option of the holder thereof.

                  Copies of the Certificates of Designation for the above securities are attached hereto as Exhibits 10.23 and 10.24, respectively, and incorporated in their entirety by reference herein.

Item 2.           Identity and Background

                  No change.

Item 3.           Source and Amount of Funds or Other Consideration

                  The shares of the Cumulative Convertible Preferred Stock, Series A (the "Exchangeable Preferred Stock") were issued by the Issuer (as described in Item 4 below) in exchange for the Series A 5% Cumulative Preferred Stock.

                  The paragraphs set forth in Item 1 are incorporated in their entirety by reference herein.

Item 4.           Purpose of Transaction

                  Item 4 is hereby amended by adding at the end thereof the following paragraphs:

                  On September 12, 2001, in connection with the Letter Agreement, the Issuer, FT, COGECOM, BNP Paribas ("BNP"), Credit Agricole Indosuez ("CAI"), Deutsche Bank AG, Paris branch ("DB") and Westdeutsche Landesbank Girozentrale, Paris branch ("WLG", and together with BNP, CAI and DB, the "Banks") entered into an Exchange Agreement, attached hereto as Exhibit
10.25 and incorporated in its entirety by reference herein, which provides for the issuance of the Exchangeable Preferred Stock in exchange for all the outstanding shares of the Series A 5% Cumulative Preferred Stock. The Exchangeable Preferred Stock has the terms set forth in the Certificate of Designation (the "Exchangeable Preferred Certificate of Designation"), attached hereto as Exhibit 10.26 and incorporated in its entirety by reference herein, which was filed with the Secretary of the State of Delaware on September 12, 2001.

                  The Exchangeable Preferred Stock has voting rights only in certain limited circumstances and will be mandatorily redeemable by the Issuer if not earlier redeemed, converted or exchanged as set forth in Section 6 (Redemption), Section 8 (Exchange) and Section 9 (Conversion) of the Exchangeable Preferred Certificate of Designation, with such sections being incorporated in their entirety by reference herein, on March 27, 2009 at the Redemption Price (as defined in the Exchangeable Preferred Certificate of Designation), payable in cash, together with accrued and unpaid dividends thereon.

                  In connection with the Exchange Agreement, FT and the Issuer also entered into a Letter Agreement, dated September 12, 2001, amending the Investment Agreement, which is attached hereto as Exhibit 10.27 and incorporated in its entirety by reference herein.

                  Also in connection with the Exchange Agreement, FT and the Banks entered into the Second Amendment to Put and Call Option Agreement, dated as of September 12, 2001 (the "Second Amendment to the Option Agreement"), which is attached hereto as Exhibit 10.28 and incorporated in its entirety by reference herein.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated as follows:

                  (a) FT and COGECOM are the joint beneficial owners of 89,316,195 shares of Common Stock (assuming conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock and the 5 3/4% Convertible Notes), which would represent approximately 28.34% of the Common Stock outstanding if all such conversions were effected. This percentage is calculated on the basis of 315,105,670 shares of Common Stock, which is the sum of (i) 276,470,228 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Commission on August 14, 2001, and (ii) 38,635,442 shares of Common Stock, the number of shares issuable to FT and COGECOM upon conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock and the 5 3/4% Convertible Notes.

                  (b) FT and COGECOM share the power to vote and the power to dispose of all such 89,316,195 shares of Common Stock.

                  (c) The paragraphs in Item 1 above are incorporated in their entirety by reference herein.

                  Except as described in the Schedule 13D, neither FT nor COGECOM, nor, to the best of their knowledge, any of the persons listed in Schedules I and II to the Schedule 13D (as amended), effected any transactions in Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, the Series J Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock, the Series B-5 Preferred Stock or 5 3/4% Convertible Notes during the past sixty (60) days.

                  (d) No one other than FT or COGECOM is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, the Series J Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock, the Series B-5 Preferred Stock or 5 3/4% Convertible Notes beneficially owned by FT and COGECOM.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Item 6 is hereby amended by incorporating by reference in their entirety herein the paragraphs set forth in Item 4 above.

Item 7.           Material to be Filed as Exhibits

                  Item 7 is hereby amended to include the following exhibits, attached hereto:

Exhibit 10.23 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series J of NTL Incorporated.

Exhibit 10.24 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series B-5 of NTL Incorporated.

Exhibit 10.25 Exchange Agreement, dated September 12, 2001, by and among NTL Incorporated, Compagnie Generale des Communications S.A., France Telecom S.A., BNP Paribas, Credit Agricole Indosuez, Deutsche Bank AG and Westdeutsche Landesbank Girozentrale.

Exhibit 10.26 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the Cumulative Convertible Preferred Stock, Series A of NTL Incorporated.

Exhibit 10.27 Letter Agreement, dated September 12, 2001, between NTL Incorporated and France Telecom S.A.

Exhibit 10.28 Second Amendment to Put and Call Option Agreement, dated as of September 12, 2001, among BNP Paribas, Credit Agricole Indosuez (acting individually and as Bank Representative), Deutsche Bank AG (acting through its Paris branch), Westdeutsche Landesbank Girozentrale (acting through its Paris branch) and France Telecom.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2001

                                  France Telecom S.A.

                                  By: /s/ Jean-Louis Vinciguerra
                                     -------------------------------------------
                                     Name:  Jean-Louis Vinciguerra
                                     Title:  Senior Executive Vice President

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2001

                                  Compagnie Generale des
                                  Communications (COGECOM)
                                  S.A.

                                  By: /s/ Pierre Hilaire
                                     -------------------------------------------
                                     Name:  Pierre Hilaire
                                     Title:  Chairman of the Board of Directors


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